Exhibit 99.1
MERGED COMPANY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
For the year ended December 31, 2006
      The following merged company pro forma condensed combined financial information shows the pro forma effect of the merger of the oil and gas activities of Norsk Hydro (Hydro Petroleum) and Statoil ASA and subsidiaries (Statoil) as set out in the terms of the merger plan as if the transaction had occurred on January 1, 2006, for the income statement and at December 31, 2006, for the balance sheet. This financial information is derived from, and should be read in conjunction with, the historical consolidated financial statements of Statoil for the year ended December 31, 2006, which is incorporated by reference in this document, and the historical carve-out combined financial statements included herein of Hydro Petroleum. Financial statements of Statoil and Hydro Petroleum and the merged company pro forma financial information have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
      Statoil and Norsk Hydro entered into a merger plan which sets out the terms for the implementation of the merger. The merger will be implemented by means of a demerger transaction in accordance with Norwegian law whereby the assets and liabilities, rights and obligations related to Hydro Petroleum will be transferred to the merged company for consideration in the form of shares of Statoil to be issued to the shareholders of Norsk Hydro. Upon completion of the merger, the pre-merger shareholders of Statoil will own approximately 67.3% of the merged company and the pre-merger shareholders of Hydro will own approximately 32.7%. In accordance with the terms of the merger plan, in addition to assuming substantially all of Norsk Hydro’s former Oil and Energy segment and certain other activities (see “Basis of presentation”), the merged company will assume the following rights and obligations:

•	Obligations of net interest bearing debt of NOK 1 billion which is comprised of:

•	All payment obligations related to outstanding bonds of the Norsk Hydro group

•	Settlement by cash payment of an inter-company balance that adjusts the net of outstanding bonds less the cash of Hydro Petroleum to reach to the agreed upon balance of NOK 1 billion

•	Guarantee obligations related to Norsk Hydro assets transferred to the merged company

•	Certain environmental and pension obligations determined in accordance with the merger plan

•	Employees of Hydro Petroleum and certain corporate and other activities

•	Future rights and obligations with respect to taxation issues
      The merged company unaudited pro forma condensed combined financial statements have been prepared using the purchase method of accounting. However, prior to the issuance of shares at the anticipated completion, the Norwegian State will control Statoil through its approximately 72.1% interest in Statoil (including shares held by the State Pension Fund) and will own an estimated 49.2% of Hydro (including shares held by the State Pension Fund and excluding shares held in treasury). As such, the 49.2% of the net assets of Hydro Petroleum owned by the State are recorded at the State’s historical carryover basis and the 50.8% of net assets attributable to the equity interest not owned by the State is recorded at fair value by Statoil. The final common ownership basis will be determined at the completion of the transaction.
      The merged company unaudited condensed combined pro forma financial information is presented for illustrative purposes only and, therefore, does not purport to represent what the actual results of operations or the merged company’s financial position would have been if the merger occurred on the dates assumed and it is not necessarily indicative of the merged company’s future operating results or combined financial position. As such the merged company pro forma financial information addresses a hypothetical situation. In this regard, the reader should note that the merged company unaudited pro forma condensed combined financial information does not give effect to (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that are expected to result from the acquisition, (iii) benefits expected to be derived from the merged company’s growth projects or expansions, (iv) changes in commodities prices subsequent to the dates of such merged company unaudited condensed combined pro forma financial information or

(v) restructuring charges that may be incurred to fully integrate and operate the combined organization more efficiently, or (vi) the effect of asset dispositions, if any, that may be required by the regulatory authorities.
      The pro forma adjustments reflect estimates made by Statoil management and assumptions that it believes to be reasonable. The allocation of the purchase price to acquired assets and liabilities in the merged company unaudited pro forma condensed combined financial information is based on management’s preliminary internal valuation based upon information currently available. Such allocations will be finalized based on valuation and other studies to be performed by management which may include the services of outside valuation specialists after the closing of the business combination. Accordingly, the purchase price allocation adjustments and related impacts on the merged company unaudited pro forma condensed combined financial information are preliminary and are subject to revision, which may be material, after the closing of the business combination.
      Solely for the convenience of the reader, the financial data for the merged company unaudited pro forma condensed combined balance sheet and statement of income has been translated into U.S. dollars at the rate of NOK 6.2287 to USD 1.00, the noon buying rate on December 29, 2006.

MERGED COMPANY UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2006
(in million)

	Historical
			Pro Forma
		Hydro	Merger Plan		Notes to
	Statoil	Petroleum	Contribution by	Pro Forma	Pro Forma		Pro	Pro
	Consolidated	Combined*	Hydro (note a)	Adjustments	Adjustments		Forma	Forma

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)		(NOK)	(USD)

ASSETS
Cash and cash equivalents	7,367	152	12,065				19,584	3,144
Accounts receivable	41,273	12,255		(3,515)	(h	)	50,013	8,029
Inventories	11,872	2,277					14,149	2,272
Other current assets	16,569	11,272		(404)	(o	)	27,437	4,405

Total current assets	77,081	25,956	12,065	(3,919)			111,183	17,850
Investments in affiliates	4,917	1,675					6,592	1,058
Other non current assets	23,869	6,698		43,551	(i	)	74,118	11,899
Net property, plant and equipment	209,601	93,818		90,154	(j	)	393,573	63,187

Total assets	315,468	128,147	12,065	129,786			585,466	93,994

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	29,924	6,070		(4,584)	(k	)	31,410	5,043
Other current liabilities	17,663	13,690		525	(l	)	31,878	5,118
Income taxes payable	30,219	16,946					47,165	7,572

Total current liabilities	77,806	36,706		(4,059)			110,453	17,733
Long-term debt	30,271	15,291	3,961	1,494	(m	)	51,017	8,191
Other non current liabilities	38,711	16,738		1,290	(n	)	56,739	9,109
Deferred income taxes	44,987	26,341		62,384	(o	)	133,712	21,467

Total liabilities	191,775	95,076	3,961	61,109			351,921	56,500

Minority interests	1,465	—					1,465	235

Common stock, net of treasury shares	5,361	8,697		(6,089)	(p	)	7,969	1,279
Additional paid-in capital	33,761	12,997	8,104	80,546	(p	)	135,408	21,739
Retained earnings	88,262	15,470		(7,859)	(p	)	95,873	15,392
Accumulated other comprehensive income	(5,156)	(4,093)		2,079	(p	)	(7,170)	(1,151)

Total equity	122,228	33,071	8,104	68,677			232,080	37,259

Total liabilities and shareholders’ equity	315,468	128,147	12,065	129,786			585,466	93,994

*	Certain line items are reclassified to conform to the Statoil presentation.
     The notes to the Merged Company Unaudited Pro Forma Condensed Combined Financial Information are an integral part of the Balance Sheet Information.

MERGED COMPANY UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006
(in million, except share and per share data)

	Historical

		Hydro		Notes to
	Statoil	Petroleum	Pro Forma	Pro Forma
	Consolidated	Combined*	Adjustments	Adjustments	Pro Forma	Pro Forma

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)

REVENUES
Sales	423,528	95,138	(8,157)	(b)	510,509	81,961
Other revenue	1,638	346			1,984	319

Total revenues	425,166	95,484	(8,157)		512,493	82,280
EXPENSES
Cost of goods sold	(239,544)	(24,078)	8,401	(c)	(255,221)	(40,975)
Operating expenses	(34,320)	(3,053)			(37,373)	(6,000)
Selling, general and administrative expenses	(6,990)	(492)			(7,482)	(1,201)
Depreciation, depletion and amortization	(21,767)	(18,202)	(5,966)	(d)	(45,935)	(7,375)
Exploration expenses	(5,664)	(4,988)			(10,652)	(1,710)

Total expenses before financial items	(308,285)	(50,813)	2,435		(356,663)	(57,261)

Income before financial items, income taxes and minority interest	116,881	44,671	(5,722)		155,830	25,019
Net financial items	4,814	926	(173)	(e)	5,567	894

Income before income taxes and minority interest	121,695	45,597	(5,895)		161,397	25,913

Income taxes	(80,360)	(35,213)	4,077	(f)	(111,496)	(17,900)
Minority interest	(720)	—			(720)	(116)

NET INCOME	40,615	10,384	(1,818)		49,181	7,987

Net Income Per Share of Common Stock
Basic	18.79	8.40			15.35	2.49
Diluted	18.79	8.40			15.35	2.49
Weighted Average Common Shares Outstanding
Basic	2,161,028,202	1,240,804,344			3,203,690,436 (g)
Diluted	2,161,028,202	1,240,804,344			3,203,690,436 (g)

*	Certain line items are reclassified to conform to the Statoil presentation.
     The notes to the Merged Company Unaudited Pro Forma Condensed Combined Financial Information are an integral part of the Statement of Income Information.

NOTES TO THE MERGED COMPANY UNAUDITED
PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Basis of Presentation
      The merged company unaudited pro forma financial information has been prepared to give effect to the proposed transaction whereby the assets, rights and obligations of Hydro Petroleum will be transferred to Statoil for consideration in the form of Statoil ordinary shares issued to the shareholders of Hydro.
      As further described in the Note 1 to Hydro Petroleum’s Carve-Out Combined Financial Statements, the activities transferred from Hydro include substantially all of its former Oil and Energy segment and certain other activities. This will include Hydro’s activities in the areas of exploration, production, transport, processing, marketing and sales of oil and gas, as well as research and development functions related to such activities. In addition, Hydro’s wind power business, its interests in Naturkraft AS and Hydro IS partner (an information technology subsidiary) and its interests in Norsk Hydro Canada Inc. are included in Hydro Petroleum.
      Under the terms of the merger, the Norsk Hydro’s captive insurance company (Industriforsikring AS) will be demerged, and a proportionate share of Industriforsikring’s net assets will be acquired by Statoil. The transaction is not included as the impact is not material.
      The merger agreement provides that each holder of a Hydro ordinary share will have a right to receive 0.8622 Statoil ordinary share. The merger will be accounted for using the purchase method of accounting with Hydro Petroleum’s net assets recorded at fair value, except for the 49.2% share of the purchased net assets owned by the Norwegian State.
      The purchase price consideration for the business combination is estimated below (in NOK million, except share and per share data):
Statoil’s acquisition of Hydro Petroleum

Norsk Hydro ASA shares expected to be outstanding at the transaction date(1)	1,209,304,377
Exchange offer ratio (0.8622 Statoil common shares to be issued for each share of Norsk Hydro ASA common stock)	0.8622

Total number of Statoil common shares to be issued	1,042,662,234
Statoil’s average stock price for the period beginning 2 days before and ending 2 days after the December 18, 2006 announcement of the proposed transaction	169.15

Total purchase price consideration	176,366

Percentage of purchase price consideration applied to net assets not under common ownership	50.8%

Amount of purchase price consideration included in purchase accounting adjustments	89,594
Estimated transaction costs	450

Total purchase price consideration applied to 50.8% of net assets acquired not under common ownership	90,044
Hydro Petroleum’s 49.2% of net assets to be acquired at State’s carryover basis	20,257

Total	110,301

(1)	Norsk Hydro’s total issued shares prior to the merger are 1,286,455,455. In accordance with the merger plan, Hydro will redeem 16,871,506 shares belonging to the Norwegian State and retire 21,627,000 of its treasury shares in order to maintain the State’s current ownership interest prior to the transaction date. Under terms of the merger plan, the remaining 38,652,570 of Hydro’s treasury shares do not qualify for the issuance of Statoil shares.
     Under the merger plan, Statoil is required to pay cash dividends of NOK 9.12 per ordinary share for a total of NOK 19,620 million prior to the closing of the merger. Since this requires formal shareholder approval in 2007 and the amount and timing of the payment of the dividend is not substantially different than would occur absent the merger it is not accrued in the merged company pro forma balance sheet.
      The Carve-Out Combined Financial Statements show the historical balances related to Hydro Petroleum including a portion of Norsk Hydro outstanding loans. Under the provisions of the merger plan, all of Norsk Hydro’s outstanding bonds will be transferred to Statoil. The merger plan contains provisions regarding the establishment of an inter-company balance (receivable from Hydro) as of January 1, 2007 that establishes the net interest bearing debt at a level of NOK 1 billion. Net interest bearing debt is the total outstanding bonds transferred to Statoil less cash and the cash settlement arising from the inter-company balance. In addition, the merger plan requires that Hydro dividends totaling NOK 6,131 million be paid to pre-merger shareholders prior to the completion be charged to Hydro Petroleum. Since the financial statements of Hydro Petroleum do not include all of the transfers provided for in the merger plan, these pro forma adjustments are included in a separate column in the merged company pro forma condensed combined balance sheet to properly reflect the total net assets transferred to Statoil from Norsk Hydro. See further discussion in note (a).
      The net assets to be acquired from Hydro Petroleum, the pro forma adjustments to reflect the fair value of Hydro Petroleum’s net reported assets, the calculation of goodwill and other purchase accounting adjustments are estimated as follows (in NOK million):

Hydro Petroleum net assets on December 31, 2006	33,071
Adjustment for pro forma impact of additional net assets to be contributed in merger by Hydro (note a)	8,104

Historical net assets acquired	41,175
Purchase price adjustments:
Adjustment to fair value of property, plant, and equipment, for unproved oil and gas properties	10,608
Adjustment to fair value of property, plant, and equipment, including proved oil and gas properties	79,546
Adjustment to conform accounting policy	993
Adjustment to fair value of asset retirement obligations	(1,290)
Adjustment to fair value of long-term debt acquired	(1,494)
Adjustment to deferred taxes to reflect fair value adjustments	(63,635)
Goodwill	44,398

Total	110,301

      The fair value of these assets and liabilities is preliminary and is subject to change pending additional information that may become available prior to or upon completion of the merger.
      These estimates are significantly affected by assumptions regarding expected market prices for oil and natural gas, interest rates, operating costs and assumed tax rates and are subject to change based on the final purchase price allocation. The tax rates vary substantially from one country to another. For example, in Norway the tax rate for offshore oil and gas activities is 78% including the petroleum surtax. For purposes of the estimated purchase price adjustment, a tax rate of 78% has been assumed in estimating deferred tax liabilities related to property, plant and equipment related to oil and gas activities in Norway and an average tax rate of 50% was used for international oil and gas assets. The valuations of property, plant and equipment are only preliminary estimates and formal valuations have not been completed. In the final purchase price allocation, fair values may differ and may be assigned with a different geographic distribution. This could affect the resulting deferred tax liabilities and therefore goodwill. Tax effects on the adjustments for long-term debt and the asset retirement obligations were assumed at an estimated tax rate of 69%.
      Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized; rather, impairment tests are performed at least annually or more frequently if circumstances indicate an impairment may have occurred. If an impairment exists, the goodwill is immediately written down to its fair value through a current charge to earnings. Accordingly, the goodwill arising from the merger will be subject to an impairment test at least annually.
      Goodwill reflects the anticipated benefits of the merger that are in addition to the fair value of the separately identifiable assets and liabilities acquired. These benefits could include, but are not limited to, expanded growth opportunities in oil and natural gas exploration and development, cost savings from synergies of the merger, and the sharing of best practices in the operations of both companies.
      The individual pro forma adjustments are further described in the following footnotes. All pro forma adjustments to the income statement are deemed to have recurring effects.
      (a) Pro forma merger plan contribution by Hydro — The Carve-Out Combined Financial Statements of Hydro Petroleum do not include all of the transfers of assets and liabilities provided for in the merger plan. This column reflects pro forma adjustments for a reduction in cash for the Hydro dividend of NOK 6,131 million to be charged to Hydro Petroleum and an increase in cash for the settlement of the inter-company balance from Hydro of NOK 18,196 million. In addition, long-term debt is increased for the additional bonds of Norsk Hydro to be transferred to Statoil of NOK 3,961 million.
      (b) Revenues — includes the following pro forma adjustments:

(i) The reversal of revenues of NOK 1,387 million and NOK 8,097 million included in Statoil’s and Hydro Petroleum’s historical statements of income, respectively, relating to oil and gas sales between Statoil and Hydro Petroleum.

(ii) A net increase to revenue of NOK 1,327 million for the pro forma adjustment required to conform Hydro Petroleum’s accounting policies for revenue recognition to those of Statoil. Under the sales method, used by Statoil, revenues from the production of oil and gas properties in which an entity has an interest with other companies are recorded on the basis of volumes lifted and sold to customers during the period. Historically, Hydro Petroleum has applied the ‘entitlement method’ whereby revenues from the production of oil and gas were recognized on the basis of Hydro Petroleum’s net working interest, regardless of whether the production was sold.
      (c) Cost of goods sold — includes the following pro forma adjustments:

(i) The reversal of cost of goods sold of NOK 7,079 million included in Statoil’s historical statements of income relating to oil and gas sales between the companies as discussed in note (b)(i). Statoil’s lower cost of sales than the revenues eliminated for Hydro Petroleum in note (b)(i) reflects that part of Statoil’s purchases from Hydro that were included in Statoil’s inventories. Cost of sales of NOK 1,387 million included in Hydro Petroleum’s historical statements of income were eliminated from purchases from Statoil as discussed in note (b)(i).

(ii) An increase to Hydro Petroleum’s cost of goods sold of NOK 65 million for the pro forma adjustments required due to the application of the sales method of accounting for Hydro Petroleum revenues, as discussed in note (b)(ii).
      (d) Depreciation, depletion and amortization — reflects the pro forma adjustment to record the net incremental depreciation and amortization expense of NOK 5,966 million resulting from the increase in property, plant and equipment to reflect the fair value adjustment for Hydro Petroleum’s property, plant and equipment. The depreciation and amortization expense is estimated using the unit of production method based on an estimate of Hydro Petroleum’s historical amortization of proved developed reserves.
      (e) Net financial items — reflects a pro forma adjustment to increase interest expense due to the adjustment of 50.8% of the total outstanding bonds assumed from Hydro Petroleum and Norsk Hydro to its estimated fair value as discussed in note (m). The fair value adjustment is amortized over an estimate of the weighted average remaining contractual life of the underlying debt. In addition, pro forma adjustments are included which relate to the bonds of Norsk Hydro transferred to Statoil as discussed in note (a). This includes an increase to interest expense of NOK 234 million and an increase to currency exchange gains of NOK 310 million.

      (f) Income taxes — includes the following pro forma adjustments based upon the tax rates in the applicable tax jurisdictions:

(i) The pro forma tax expense of NOK 190 million resulting from the net adjustments increasing income by NOK 244 million discussed in notes (b) and (c). The tax effect is based on an estimated effective tax rate of 78%.

(ii) The pro forma tax benefit of NOK 4,117 million resulted from the amortization of the fair value adjustments in purchase accounting based on estimated tax rates of 78% and 50% for property, plant and equipment in Norway and other jurisdictions, respectively. An estimated tax rate of 69% was used for asset retirement obligations and long-term debt adjustments resulting in taxes of NOK 166 million.
      (g) Basic and diluted shares outstanding — reflects the weighted average number of ordinary shares outstanding of Statoil for 2006 and the issuance of 1,042,662,234 shares of Statoil ordinary shares to the shareholders of Norsk Hydro as consideration in the merger as if the shares had been issued at January 1, 2006. A calculation of the additional shares assumed to be outstanding on a pro forma basis for the year ended December 31, 2006 is shown below:

Basic and Diluted

Average number of historical Statoil ordinary shares outstanding	2,161,028,202
Number of Statoil ordinary shares to be issued in connection with the business combination	1,042,662,234

Total pro forma weighted average shares outstanding	3,203,690,436

      (h) Accounts receivable — includes the following pro forma adjustments:

(i) Elimination of NOK 1,241 million of receivables between Statoil and Hydro Petroleum.

(ii) A reduction to receivables of NOK 2,274 million for the adjustment to conform accounting policies of Hydro Petroleum to those of Statoil to apply the “sales method” for revenue recognition for the production of oil and gas.
      (i) Other non current assets — represents the pro forma adjustments of NOK 46,048 million to record goodwill, eliminate NOK 1,650 million for the portion of Hydro Petroleum’s goodwill balance that does not carry over at its historical basis, as well as a reduction of deferred income tax of NOK 847 million for the net impacts related to the non-current portion of certain deferred income tax adjustments described at note (o).
      (j) Net property, plant and equipment — represents the pro forma adjustments required to adjust 50.8% of Hydro Petroleum’s property, plant and equipment balances, including proved and unproved oil and gas properties, to their estimated fair values.
      (k) Accounts payable — includes the following pro forma adjustments:

(i) Elimination of NOK 1,241 million of payables due between the companies.

(ii) A reduction of payables of NOK 3,343 million to conform accounting policies of Hydro Petroleum to those of Statoil to apply the “sales method” for revenue recognition for the production of oil and gas.
      (l) Other current liabilities — includes the following pro forma adjustments:

(i) An accrual of approximately NOK 450 million of transaction costs expected to be incurred by Statoil that are directly attributable to the merger including investment banking expenses, legal and accounting fees, printing expenses and other merger-related costs.

(ii) A net increase of Hydro Petroleum accrued liabilities of NOK 75 million to conform accounting policies of Hydro Petroleum to those of Statoil to apply the “sales method” for revenue recognition for the production of oil and gas.
      (m) Long-term debt — represents the pro forma adjustment of NOK 1,494 million required to adjust 50.8% of the total outstanding bonds assumed from Hydro Petroleum and Norsk Hydro under terms of the merger plan to their estimated fair value. The increase in the fair value of the debt will be amortized through interest expense over the estimated remaining term of the debt.
      (n) Other non-current liabilities — represents a pro forma adjustment of NOK 1,290 million required to adjust 50.8% of Hydro Petroleum’s asset retirement obligations to their estimated fair values.
      (o) Deferred income taxes — includes the pro forma adjustments to record the estimated difference between the tax basis and the book basis of assets and liabilities resulting from the purchase price allocation and conforming Hydro Petroleum accounting principles to Statoil’s.
      (p) Shareholders’ equity — includes the following pro forma adjustments:

(i) Adjust retained earnings and accumulated other comprehensive income in the historical Hydro Petroleum shareholders’ equity accounts based on 50.8% of net assets accounted for using purchase accounting.

(ii) To reflect issuance of Statoil shares to Hydro shareholders of which the 49.2% to be issued to the State are valued at the State’s carryover basis and the remaining 50.8% are recorded at fair value of shares issued.